U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 25049

                                   FORM 12b-25

                           Notification of Late Filing

                                                        SEC File Number 33-28417
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(Check one)

[ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR

         For period ended June 30, 1998
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         [ ] Transition Report on Form 10-K

         [ ] Transition Report on Form 20-F

         [ ] Transition Report on Form 11-K

         [ ] Transition Report on Form 10-Q

         [ ] Transition Report on Form N-SAR

         For the transition period ended
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         Read Attached  Instruction Sheet Before Preparing Form. Please Print or
         Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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         If the  notification  relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION
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         Full Name of Registrant SITEK, Incorporated
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         Former Name if Applicable DentMart Group, Inc. and Elgin Corporation
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Address of  Principal  Executive  Office  (Street and  Number)  1817 West Fourth
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Street
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City, State and Zip Code Tempe, Arizona 85281
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                                     PART II
                             RULES 12b-25(b) AND (c)
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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         [ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

          SITEK, Incorporated completed an acquisition of CMP Solutions, Inc., an Arizona corporation ("CMP"), on July 31, 1998 pursuant to a Stock Purchase and Exchange Agreement. The Registrant has filed a form 8-K regarding the CMP acquisition, which the Registrant believes is the only material activity that it has undertaken since it filed its form 10-K on April 17, 1998. Pursuant to the CMP acquisition: (i) approximately 75% of the Registrant's common stock is now held by the former CMP shareholders;
          (ii) the former sole officer and director of the Registrant has resigned; and (iii) new management has no first hand knowledge of the operations or activites of the Registrant during the period relating to the Registrant's 10-Q, which was due on August 14, 1998 and, accordingly, needs additional information from and requires the assistance of prior management to complete the Form 10-Q. The Registrant anticipates filing its quarterly report on Form 10-Q no later than August 28, 1998.

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                                     PART IV
                                OTHER INFORMATION
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         (1) Name and  telephone  number of person to  contact in regard to this notification.


         Don Jackson, Jr.                        (602) 921-8555
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              (Name)                     (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [ ] Yes  [X] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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
                               SITEK, Incorporated
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                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     August 17, 1998             By    /s/ Don Jackson, Jr.
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                                     Name  Don Jackson, Jr.
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                                     Title Chief Executive Officer and President
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                  INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with this form.
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                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).
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